1333 West Loop South, Suite 1700
Houston, TX 77027
Tel   713.513.3300
www.c-a-m.com

June 9, 2010

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549-4628

Re:	Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 26, 2010
Definitive Proxy Statement filed March 23, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010 filed May 3, 2010
File No. 1-13884

Dear Mr. Schwall:

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 13, 2010.  For your convenience, the comments provided by the Staff have been included in the letter preceding each of our responses.  References to “we,” “us,” “our” and the “Company” herein refer to Cameron International Corporation.

General

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 2. Properties, page 13

SEC comment –

1.	Please explain the geographic designations used in this section. For example, please explain the countries or regions that comprise the “Eastern Hemisphere” and “Asia/Pacific and Middle East.”

Response of management –

The Company’s operations in the “Western Hemisphere” are mainly located in North and South America.  The Company’s operations in the “Eastern Hemisphere” are mainly located in the United Kingdom, Norway and on the European continent.  The Company’s operations in the “Asia/Pacific and Middle East” region are mainly located on the Asian continent, in countries considered to be on the Pacific rim of the Asian continent or in the area of the world commonly known as the “Middle East”.  The Company’s operations in “West Africa” are mainly located in Angola, Algeria and Nigeria.

We will add this disclosure to future filings.

Item 3. Legal Proceedings

SEC comment –

2.	Please discuss the material environmental regulations to which you are subject. Provide us with better detail of the “environmental management system.”

Response of management –

As discussed in Part I, Item 3: Legal Proceedings of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and in Note 19 of the Notes to Consolidated Financial Statements, the Company’s worldwide operations are subject to regulations with respect to air, soil and water quality, and the Company believes it is in substantial compliance with those regulations.  In the United States, those regulations include the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and similar state laws, and as described in the discussions noted above, the Company has been identified as a potentially responsible party at two sites and undertaken remediation at certain former operating sites.  Additionally, on page 45 of Management’s Discussion and Analysis of Financial Condition and Results of Operations (Exhibit 13.1 of the Company’s Form 10-K), the Company provides additional information about its environmental responsibilities and its environmental programs and processes under the captions “Environmental Remediation” and “Environmental Sustainability”.

Environmental remediation has not historically been an area of material exposure to the Company and, as a result, a discussion of it was removed from Part II, Item 1: Legal Proceedings of our first quarter 2010 Form 10-Q.  As noted in Item 3 and in Note 19 of our Annual Report on Form 10-K, the Company had a noncurrent liability of $7.3 million recorded at December 31, 2009 for environmental matters (or approximately 0.2% of the Company’s total liabilities at December 31, 2009).

Under the direction of its corporate Vice President of Quality, Health, Safety, Security and Environment, Cameron has implemented a corporate “HSE Management System” based on the principles of ISO 14001 and OHSAS 18001.  The HSE Management System contains a set of corporate standards that are required to be implemented and verified by each business unit. Cameron also has developed a corporate compliance audit program to address facility compliance with environmental, health and safety laws and regulations.  The compliance program utilizes independent third party auditors to audit facilities on a regular basis specific to country, region, and local legal requirements.  Audit reports are circulated to the senior management of the Company and to the appropriate business unit.  The compliance program requires corrective and preventative actions be taken by a facility to remedy all findings of non-compliance.  Audit findings and corrective action plans are incorporated into and tracked on the corporate HSE data base.

Exhibit 13.1

Management’s Discussion and Analysis

SEC comment –

3.	We note the following statement made by Charles Sledge at your February 3, 2010 presentation at the Credit Suisse Group Energy Summit:

We’re at a significant leverage to deep water.  I think sometimes because of how Cameron reports, people really don’t see or recognize how much of our company is deep water driven….But basically, 60% of our backlog is deep water driven.  So, I think when people ask me, “What don’t people understand about Cameron”…..I think that’s one of the pieces.”

We further note slide three of the PowerPoint used during the presentation, which lists “Significant leverage to deepwater” as the second bullet point in a list of highlights, as well as slides four through six, which show the material increase in your subsea activities’ contribution to revenues since 2003.  In addition, we note various forward-looking statements made during your fourth quarter 2009 earnings call on February 9, 2010.  For example, Mr. Sledge states, “The biggest driver of 2010 margins is the substantial increase in subsea revenues in 2010, and these range between a 40% and 50% increase over 2009’s level.”  This outlook was reiterated in response to several questions by analysts.

Based on these statements and illustrations, it appears that the company is significantly exposed to the subsea oil and gas industry, that the company plans to increase this concentration over time, and that management believes that this exposure will be beneficial to the company.  In addition, it appears that management believes that the company’s significant exposure in this area is not something widely understood by investors.  Given these observations, please explain what consideration the company gave to including a discussion of the material and increasing importance of subsea oil and gas activities to the company’s financial performance in its management’s discussion and analysis, or in another appropriate section of your annual report.

Response of management –

Oil and gas exploration and production in deepwater environments have been gaining importance to the industry for a number of years. Cameron’s Drilling Systems and Subsea Systems businesses within our Drilling & Production Systems Segment participate in and derive a portion of their revenues from these markets.  In an effort to ensure the readers of our filings understand our participation in the deepwater oil and gas market and the risk that such participation brings, we have included disclosures in our Annual Report on Form 10-K and our Annual Report to Shareholders to include discussion in the MD&A section of that report.

Annual Report on Form 10-K
Pages 4 and 5 of our Form 10-K describe both our Drilling and Subsea Systems’ businesses participation in the deepwater market, and pages 8 and 9 describe our new product offerings focused on deepwater markets.

In addition, pages 10 – 11 and pages 14 – 15 describe various aspects of our Drilling and Subsea Systems business in deepwater markets.

Annual Report to Shareholders
Our Annual Report discusses the impact of the deepwater market on our business in four places – (i) our MD&A section discusses financial statement components materially impacted by our Drilling and Subsea Systems’ businesses, (ii) page 42 includes a discussion of the portion of our backlog tied to deepwater drilling rigs and the cancellation risks thereof, (iii) page 43 includes a discussion of the risks associated with Subsea Systems’ projects, the size of our participation in this market and the risks thereof, and (iv) Note 1 of our Notes to Consolidated Financial Statements sets out our accounting policy for our Drilling and Subsea Systems’ projects and the revenues associated with these projects.

We believe our disclosures are adequate to inform our readers of our participation in various  deepwater markets.  However, the Staff has accurately noted management’s concern that a common misperception of the Company is that it is not a significant deepwater “player”.  There are market advantages as well as risks associated with being perceived as being a deepwater “player”.  As a result of the Staff’s comments and our concern, our disclosures will continue to evolve and we will add a separate discussion on this topic and our participation therein in future filings.

Consolidated Results – 2009 Compared to 2008, page 33

SEC comment –

4.
We note that your 2009 results included a charge of $81.6 million “related to costs incurred in connection with [your] acquisition of Natco Group, Inc.[], as well as various world-wide restructuring activities”.  However, [N]ote 3 to your financial statements indicates that $61 million of this charge relates to “voluntary and involuntary employee severance programs.”  Please revise your discussion to indicate the major components of this charge.  If the $61 million component relates to the termination of employees, your disclosure should indicate this and not suggest that this expense was primarily the result of the NATCO acquisition, which appears to account for only $19 million of the total amount, or less than 25%.

Response of management –

We agree that the order of the statement on page 33 “…..related to costs incurred in connection with the November 2009 acquisition of NATCO Group, Inc. (NATCO), as well as various world-wide restructuring activities….” should be reversed.  Page 33 under the caption “Costs and Expenses” contains the following language: “During 2009, the Company incurred a total of $81.6 million of restructuring expenses including (i) $62.2 million associated with various world-wide restructuring activities taken to ensure the Company’s cost structure is in line with the Company’s expectations of activity levels and (ii) $19.4 million of costs incurred in connection with the November 2009 acquisition of NATCO.”  The correct order is also included in Note 3 of the Notes to Consolidated Financial Statements.

Given our filings include a complete description of the nature of the aforementioned charges in multiple places, we will correct the order of the disclosure included within the caption “Consolidated Results” in future filings.

SEC comment –

5.
Expand your disclosures regarding restructuring charges to identify the period in which any material cash outlays are anticipated.  Quantify and disclose the effect of the exit plan on future earnings and cash (i.e. reduced employee expenses) and the initial period those effects are expected to be realized.  If you have determined a material effect is not reasonably likely to occur, tell us the facts you considered in reaching this conclusion.  Please refer to Staff Accounting Bulletin Topic 5.P.4 for guidance.

Response of management –

At December 31, 2009, the Company had a liability for future cash outlays totaling approximately $30.9 million relating to the Company’s restructuring activities, all of which are anticipated to be paid during 2010. The Company did not consider this liability (which represented less than 1% of the Company’s total liabilities at December 31, 2009), to have a material impact on the Company’s future cash flows and therefore did not provide additional disclosure.

As indicated in Note 3 of the Notes to Consolidated Financial Statements, the Company’s actions involving voluntary and involuntary severance programs during 2009 impacted approximately 1,100 employees.  While these severance programs were implemented in certain areas of the business, other areas of the Company’s operations, specifically the subsea business, was continuing to hire additional staff.  Also, on November 18, 2009, the Company completed its acquisition of NATCO, which added approximately 1,800 employees to the Company’s payroll at that date.  As a result, the Company did not expect to see its 2010 and future payroll and employee-related costs change materially on a consolidated basis as a net result of these actions.  Accordingly, no disclosure of the impact of the severance programs on the Company’s future earnings and cash flows was made as the Company believed such disclosure would be misleading to a reader of the financial statements as any such impact was more than offset by additional payroll costs in other parts of the Company’s operations.

Notes to Financial Statements

Note 3 – Restructuring Expense and Acquisition Related Costs, page 59

SEC comment –

6.	Provide all the disclosures for these costs as required by Accounting Standards Codification 420-10-50, or tell us why such disclosure is not required.

Response of management –

Accounting Standards Codification 420-10-50 requires the following disclosures in the period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed, if material:

a.	A description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date

b.
For each major type of cost associated with the activity (for example, one-time employee termination benefits, contract termination costs, and other associated costs), both of the following shall be disclosed:

1.	The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date

2.
A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) why

c.	The line item(s) in the income statement or the statement of activities in which the costs in (b) are aggregated

d.
For each reportable segment, as defined in Subtopic 280-10, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) why

e.	If a liability for a cost associated with the activity is not recognized because fair value cannot be reasonably estimated, that fact and the reasons why

Note 3 of the Company’s Notes to Consolidated Financial Statements provides details of a separate line item shown on the face of the Company’s Consolidated Results of Operations statement entitled “Restructuring expense and acquisition related costs”.  We believe Note 3 satisfies disclosure items a), b.1), and c) above.

Note 15: Business Segments discloses that the restructuring costs are included in our Corporate Segment which we believe satisfies disclosure item d) above.

At December 31, 2009, the Company had a remaining liability from its restructuring activities (i.e. the unpaid portion) totaling approximately $30.9 million. The Company did not consider this liability (which represented less than 1% of the Company’s total liabilities at December 31, 2009), to have a material impact on the Company’s future cash flows to warrant the disclosures set forth in disclosure item b.2. above.

Item e. above is not applicable to the type of charges recorded by the Company in 2009.

Proxy Statement Filed March 23, 2010

SEC comment –

7.
Please confirm in writing that you will comply with the following comments to the proxy statement in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

Response of management –

We confirm that we will comply with the following comments to the proxy statement in all future filings.

Board Leadership Structure and Role in Risk Oversight, page 5

SEC comment –

8.
We note your brief discussion on page six regarding the compensation committee’s February 2010 determination that your incentive plans do not encourage or create risk-taking that could be reasonably likely to have a material adverse impact on the company.  Please revise in light of the fact that this determination is not limited to incentive compensation, but instead should cover the entire range of your compensation policies and practices.  To the extent you determine that the risks arising from your compensation policies and practices as a whole are not reasonably likely to have a material adverse effect, revise to disclose the specific factors underlying the compensation committee’s determination.

Response of management –

In connection with the Compensation Committee’s review of the Company’s compensation policies and practices, the Compensation Committee had concluded that the Company’s base salary and benefits would not have any bearing on risk-taking, and the Company addressed in its proxy statement only those areas that it believed might. In its future filings the Company will either enlarge its disclosure to cover “compensation policies and practices,” including a discussion of factors considered by the Compensation Committee when making its determination that our compensation policies and practices are or are not reasonably likely to have a material adverse impact on the Company, or simply eliminate the disclosure on risk related to compensation policies and practices unless a determination is made that the compensation policies and practices as a whole create risks that are reasonably likely to have a material adverse impact on the Company. Set forth below is an example of the disclosure the Company would have provided in connection with its 2010 proxy statement had it enlarged its disclosure to cover “compensation policies and practices”:

The Compensation Committee is responsible for assessing the nature and degree of risk that may be created by our compensation policies and practices. To conduct the assessment, the Committee reviews the compensation policies and practices in general as well as each component of our compensation practices, and in particular, our incentive plans, by plan, to include the eligible participants, the performance measurements, the party responsible for certifying performance achievement, and the sums that could be earned. The Committee determined at its February 20__ meeting that the Company’s compensation policies and practices do not encourage or create risk-taking that could be reasonably likely to have a material adverse impact on the Company.

Compensation Discussion and Analysis, page 16

Annual Incentives, page 22

SEC comment –

9.
We note that you set performance objectives under the MICP and that you have chosen to disclose only the corporate EPS and cash flow objectives.  You have not disclosed the group-specific EBIT and cash flow targets, although you state in the table at page 24 that each was met or exceeded.  However, it appears that these targets are material to the compensation of at least two of your named executive officers, Messrs. Carne and Wright.  Please revise to provide these targets, as well as the actual performance achieved in relation to such targets for each relevant named executive officer, or explain why this information is not required to be disclosed.

Response of management –

The group-specific EBIT and cash flow targets were not disclosed because they are components of the corporate EPS and cash flow objectives which, as noted, were disclosed. The Company believes that investors have been provided the opportunity and basis to make a judgment on the reasonableness and degree of difficulty of the overall earnings and cash flow targets, and that any judgment on the component parts would necessarily be reflective of a judgment on the whole.

Summary Compensation Table, page 29

SEC comment –

10.
Please expand your disclosure to explain any material differences in each named executive officer’s pay.  For example, please discuss in better detail why Mr. Moore received awards that were equal to several multiples of those received by the other named executive officers.

Response of management –

The differences in compensation of our named executive officers result from the fact that the Company’s compensation philosophy is to pay competitively by position. In order to achieve this goal, the Compensation Committee targets executive compensation at certain competitive levels. In order to determine competitive levels, the independent compensation consultant, at the direction of the Compensation Committee, benchmarks each position against “employees holding similar positions with our peer group and employees in the manufacturing industry in general.” The Company’s compensation policy and its benchmarking practices are explained in the “Compensation Disclosure and Analysis” (“CD&A”) section of its Proxy Statement. In future filings the Company will make a cross-reference to this discussion in the CD&A in a footnote to the Summary Compensation Table.

Tax Implications of Executive Compensation, page 28

SEC comment –

11.	Please expand your basis for concluding that time-based RSU awards will qualify as performance-based compensation for purposes of tax deductibility.

Response of management –

The inclusion of “time awards [sic] of RSUs” in the listing of performance-based compensation not subject to Section 162(m) limitations is a mistake. As such, time-based RSU awards will not be listed as an exception to the Section 162(m) limitation in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Deepwater Horizon Incident, pages 11 and 27

SEC comment –

12.
We note your disclosure regarding the situation involving the Deepwater Horizon drilling rig in the Gulf of Mexico, which was equipped with a Cameron blowout preventer.  Please explain to us the following:

•
Describe in sufficient detail any obligations or other potential liability that you may have (for example, but not limited to, environmental liability, liability for removal of the wrecked rig, liability for personal injuries and deaths, loss of revenue, business interruption, etc.).  Clarify the extent to which specific environmental regulations (e.g. the U.S. Oil Pollution Act of 1990, etc.) may apply to you with regard to this incident, and what the regulations may require of you.  Include a discussion with regard to any relevant contracts.

•	Disclose the applicable policy limits related to your insurance coverage, including relevant deductibles.
•
Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims.

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects.
•
Discuss any provision, contractual or otherwise, that may require you to provide indemnification for damages caused by or issues related to the performance of your products.  In addition, tell us what warranties, if any, you provided in connection with the sale of the Deepwater Horizon blowout preventer, and whether the product remains under warranty.

•	Clarify the expected impact of this incident to your company’s operations including loss of revenues and costs expected to be incurred.

Response of management –

Claims for personal injury and wrongful death and property damage arising from the Deepwater Horizon incident have been and will continue to be asserted against Cameron as a result of the fact that Cameron was the original equipment manufacturer of the blowout preventer (“BOP”) deployed by the Deepwater Horizon at the time of the incident. The Company did not operate the BOP nor did it have anyone on the rig at the time of the incident.  Additionally, claims for pollution and other economic damages, including business interruption and loss of revenue, have been, and we anticipate will continue to be, asserted against all parties involved in this incident, including Cameron. It is also possible that claims, for destruction of and/or harm to natural resources may be asserted by the Federal Government, the Gulf Coast States, and possibly other parties against Cameron.

Since the facts as to why the BOP did not secure, or was prevented from securing, the Macondo Well are not yet known, it is too early to be able to make any reasonable determination what liability, if any, the Company could be found to have with respect to any of these claims. For the same reason, it is too early to be able to make any determination as to whether Cameron will be found to have any liability, directly or by way of contribution, under any environmental laws or regulations. BP and Transocean have been designated as Responsible Parties under the Oil Pollution Act of 1990 (OPA), and have accepted such designation. Cameron is of the opinion it is not a Responsible Party and could only be alleged to have liability by way of a contribution claim from a Responsible Party.

The contract by which the Deepwater Horizon BOP was sold to a predecessor of
Transocean contained warranties and indemnities. With respect to warranties, the BOP was contracted for in 1999 and delivered in 2001 and any warranties have long since expired. With respect to indemnification, the contract provides for “knock-for-knock” indemnification by which each party agreed to bear the risk of any losses or damages due to the personal injury and property claims of its own employees and property and those of its contractors. The contract also provides that the purchaser will be responsible for the losses or damages due to the personal injury and property claims of its ultimate customer, here BP. In addition, the contract provides that Cameron will be entitled to the benefit of any pollution-indemnity Transocean, as the successor to the original purchaser, might receive from its customer. Transocean has publicly stated that it has a full pollution indemnity from BP. The degree to which any liability the Company may ultimately incur as a result of this incident may be limited or offset by these indemnities is currently under review.

As noted above, there were no Cameron employees, contractors, or property aboard the Deepwater Horizon at the time of the April 20, 2010, incident.

As previously publicly disclosed, Cameron has commercial general liability insurance, including completed products and sudden and accidental pollution coverage, with limits of $500 million, and a self retention of $3 million. Defense costs are not covered by the policy.  Cameron has notified its insurers of the claims being asserted against it. If a claim is made to and accepted by these insurers, coverage would include claims for personal injury and wrongful death by those injured or killed as a result of the April 20, 2010, incident, as well as any liability for any resulting pollution and loss of revenue/business interruption liability.

What the facts, and the legal consequences thereof, turn out to be will determine the extent of Cameron’s involvement in the litigation and any liability resulting from this incident. Given the lack of knowledge of the facts, legal and related costs, as well as any possible costs of liability, are not currently capable of being estimated.

The Company is monitoring various regulatory proposals being made as a result of the Deepwater Horizon incident by state and federal authorities that may impact Cameron’s future operations. The moratorium on Gulf of Mexico activities is expected to have a minimal impact in the shorter term. In the longer term, regulations that flow from this incident could possibly require customers to purchase additional components and/or services currently available from the Company and could require the Company to develop new technologies.

Closing Comments

We acknowledge that Cameron management is responsible for the adequacy and accuracy of the disclosures in the above referenced filings.  We also understand that SEC Staff comments or changes to our disclosures in response to SEC Staff comments do not foreclose the Commission from taking any actions with respect to the above referenced filings.  We also understand that Cameron may not assert SEC Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 713-513-3330 if you have any questions.

Sincerely,

 /s/ Charles M. Sledge
Charles M. Sledge
Senior Vice President and
  Chief Financial Officer